601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900
December 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:     Taylor Beech

    Lilyanna Peyser

Re:	Genius Sports Ltd

    Schedule TO-I/A filed December 20, 2022

    Form F-4/A filed December 20, 2022

    SEC File No. 333-268457

Ladies and Gentlemen:

This letter sets forth the response of Genius Sports Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 22, 2022, with respect to the above referenced Schedule TO-I/A and Registration Statement on Form F-4/A. Concurrently with the submission of this letter, the Company is filing amendments to the Schedule TO-I/A and Registration Statement on Form F-4/A.

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Registration Statement on Form F-4 Filed November 18, 2022

General

Securities and Exchange Commission

Division of Corporation Finance

December 30, 2022

Staff’s Comment 1: We note the revised disclosure that the Company is soliciting consents to amend the Warrant Agreement to provide that any warrants not exercised during the offer period will be automatically exercised on a cashless basis immediately upon expiration at a less advantageous exercise price. We further note that although the offer is conditioned on receiving consents from holders of more than 50% of the outstanding warrants, the Company may waive this offer condition. If this offer condition is waived, warrant holders who do not tender into the offer and exercise their warrants at the reduced exercise price will remain subject to the original $11.50 exercise price. Please revise your disclosure to state that if the Company waives the “consent condition,” it will disseminate revised disclosure to warrant holders and will additionally extend the offer period, if necessary, to allow adequate time for them to consider the change and its impact. In our view, the waiver of that offer condition would require that at least five business days remain in the offer period from the time revised disclosure is disseminated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly. The relevant disclosure is on the cover page and on pages 2, 3, 10, 12 and 16.

Staff’s Comment 2: We note that if the consent solicitation is successful, the exercise price of the warrants will be reduced from $11.50 to an exercise price that is 74% of the volume-weighted average price of the ordinary shares for the one-Trading Day period on the NYSE on the second Trading Day before the Expiration Date (if such Reduced Exercise Price would be less than $11.50 per share), which one-Trading Day period is expected to be January 17, 2023. Revise to describe how warrant holders will know the volume-weighted average price of the ordinary shares on the relevant date. For example, note whether the Company will issue a press release on the determination date and how warrant holders can access it on EDGAR.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly. The relevant disclosure is on the cover page and on pages 6, 16, 20 and back cover page.

Staff’s Comment 3: Disclose that warrant holders may withdraw their exercises during the offer period, consistent with the requirements of Rule 13e-4(f)(2), and explain the process for doing so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly. The relevant disclosure is on the cover page and on pages 3, 5, 11, 15 and 16.

Securities and Exchange Commission

Division of Corporation Finance

December 30, 2022

If you have any questions related to this letter, please contact Ross M. Leff, P.C. at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

Via E-mail:

cc:	Nicholas Taylor, Chief Financial Officer

Elliott M. Smith

Laura Katherine Mann

White & Case LLP